UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       --------------------------------


                                  FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995


                       Commission File Number 33-89818

                        CLUBCORP STOCK INVESTMENT PLAN
                           (Full title of the plan)


                        CLUB CORPORATION INTERNATIONAL
      (Exact name of issuer of the securities held pursuant to the plan)


                    3030 LBJ FREEWAY, DALLAS, TEXAS 75234
                   (Address of principal executive office)


                                (214) 243-6191
               (Issuer's telephone number; including area code)



                        CLUBCORP STOCK INVESTMENT PLAN

                     INDEX TO ANNUAL REPORT ON FORM 11-K



(a)  Financial Statements
     Description
     ----------------------------------------------------------------
     Independent Auditors' Report
     Statements of Net Assets Available for Plan Benefits
        for the Years Ended December 31, 1995 and 1994
     Statements of Changes in Net Assets Available for Plan
        Benefits for the Years Ended December 31, 1995 and 1994
     Notes to Financial Statements
     Item 27(a )- Schedule of Assets Held for Investment
        Purposes as of December 31, 1995
     Item 27(d) - Schedule of Reportable Transactions for
        the Year Ended December 31, 1995
     Schedules  - Schedules I, II and III required by Rule 6A-05 of Regulation S-X have been omitted because the information required is included in the Financial Statements or the Notes thereto

(b)  Signatures

(c)  Exhibit
     23.1 - Consent of KPMG Peat Marwick LLP

                           KPMG Peat Marwick LLP
                                 [LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


Board of Trustees
ClubCorp Stock Investment Plan:


We have audited the accompanying statements of net assets available for plan benefits of the ClubCorp Stock Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ClubCorp Stock Investment Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      KPMG Peat Marwick LLP


Dallas, Texas
June 7, 1996

CLUBCORP STOCK INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 1995 and 1994






                                                                  1995        1994
                                                              -----------  ----------
Assets:
 Club Corporation International common stock, at fair value
   (note 2)                                                   $35,413,929  37,112,025
 Short-term investments, at fair value (note 2)                 1,474,785     188,631
 Cash                                                             232,388     151,824
 Receivables:
   Employer contributions (note 3)                                382,282     472,885
   Employee contributions                                          45,389     109,437
                                                              -----------  ----------
                                                                  427,671     582,322
                                                              -----------  ----------
       Total assets                                            37,548,773  38,034,802
                                                              -----------  ----------

Liabilities - miscellaneous payables                               23,973     107,247
                                                              -----------  ----------
       Net assets available for plan benefits                 $37,524,800  37,927,555
                                                              ===========  ==========



See accompanying notes to financial statements.

CLUBCORP STOCK INVESTMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 1995 and 1994






                                                      1995         1994
                                                  ------------  -----------
Additions to net assets attributed to:
 Employer contributions                           $ 1,031,351      918,699
 Employee contributions                             5,406,523    4,593,493
 Net depreciation in fair value of investments -
   Club Corporation International common stock       (554,874)  (5,046,514)
 Investment income:
   Interest                                            59,735       25,419
   Other                                                  (65)       4,826
                                                  ------------  -----------
                                                    5,942,670      495,923

Deductions from net assets attributed to:
 Benefits paid and withdrawals                      6,066,520    4,244,193
 Administrative expenses                              278,905      368,171
                                                  ------------  -----------
                                                    6,345,425    4,612,364
                                                  ------------  -----------
       Net decrease in net assets available
         for plan benefits                           (402,755)  (4,116,441)

Net assets available for plan benefits:
 Beginning of year                                 37,927,555   42,043,996
                                                  ------------  -----------
 End of year                                      $37,524,800   37,927,555
                                                  ============  ===========






See accompanying notes to financial statements.

CLUBCORP STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31. 1995 and 1994


(1)     General

     The ClubCorp Stock Investment Plan (Plan) is a defined contribution plan covering all employees of Club Corporation International's participating subsidiaries (ClubCorp) who have completed one year of service and worked at least l,000 hours during their eligibility year of service. The sponsoring Employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for more complete information.

(a)     Basis of Presentation

     The accompanying financial statements have been prepared on an accrual basis.

(b)     Contributions

     Participating employees may elect to contribute up to 6% of their eligible compensation to the Plan. The Employer matches 20% of the employee contributions and may, at its discretion, match up to an additional 30% of employee contributions.

     The maximum amount which may be added to any participant's account in any year is the lesser of $30,000 or 25% of their compensation for that year for all ClubCorp defined contribution plans. This maximum amount includes the participant's share of ClubCorp's contributions.

(c)     Participant Accounts

     Each participant's account is credited with the allocation of ClubCorp's contributions based on the participant's contributions to the Plan. Earnings and losses from investments are allocated to the participants' accounts based
on  their  individual  quarter-end  balances.    Forfeitures  of  terminated
participants' nonvested accounts are used to cover direct administrative expenses of the Plan (see note l(f)).

(d)     Vesting

     Participants are gradually vested in ClubCorp's contributions as determined by years of continuous service based on one hour of service for each Plan year. Full vesting is attained after seven years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon.

(e)     Payment of Benefits

     Benefits are paid to participants upon retirement, permanent disability, termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period, or through transfer to another retirement plan in an amount equal to the value of the participant's account.

(f)     Administrative Expenses

     Forfeitures are used by the Plan to pay direct administrative expenses. Indirect expenses and any direct expenses not covered by forfeitures are paid by the sponsoring Employer. Indirect administrative expenses of $287,652 and $73,825 were paid by ClubCorp on behalf of the Plan in 1995 and 1994, respectively.

(g)     Plan Termination

     Although it has not expressed any intent to do so, ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net Plan assets would be distributed to Plan participants based on each participant's account balance.

(h)     Form 5500 Reconciliation

     The net assets available for plan benefits recorded in the Plan's Form 5500 as of December 31, 1995 and 1994 are less than the corresponding amounts reported in the accompanying financial statements by $999,663 and $1,025,389, respectively. These differences relate to benefits payable at year-end for terminations and in-service withdrawals.

(i)     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(j)     Reclassification

     Certain prior year amounts have been reclassified to conform with current year presentation.

(2)     Investments

     The  following  table  presents the fair value of investments at December
31,  1995  and  1994.    Investments representing 5% or more of the Plan's net
assets are separately identified.





                                       1995                    1994
                               ----------------------  -----------------------

                              Principal/  Fair         Principal/  Fair
                              shares      value        shares      value
                              ----------  -----------  ----------  -----------
Investments at quoted market
  value - Dreyfus Funds        1,474,785  $ 1,474,785     188,631  $   188,631

Investment at estimated fair
   value - Club Corporation
 International common stock    3,537,855   35,413,929   3,659,963   37,112,025
                                          -----------              -----------
       Total investments                  $36,888,714              $37,300,656
                                          ===========              ===========




     If available, quoted market prices are used to value investments of the Plan. Because there is no public market for the common stock of ClubCorp, its fair value is based upon a Formula Price which is determined quarterly by the Company using a formula based on certain financial measures. The Trustees of the Plan have retained a Financial Advisor to perform an independent appraisal of the Company four times each year following delivery of the Company's quarterly financial statements. Based upon such appraisals, the Financial Advisor confirms that the Formula Price falls within the range of fair market value of the common stock. During the years ended December 31, 1995 and 1994, purchases of common stock made by the Plan were from an individual shareholder and ClubCorp.

(3)     Employer and Employee Contributions Receivable

     Matching contributions are allocated to employees' accounts at the end of each quarter, therefore, the accompanying financial statements reflect a receivable for the fourth quarter's Employer match credited to employees' accounts but not received at December 31, 1995 and 1994.

(4)     Federal Income Taxes

     The Plan obtained its latest tax determination letter on December 21, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

(5)     Plan Amendments

     The Plan was amended and restated effective as of January 1, 1995. Participants may elect to defer the receipt of a portion of their compensation, beginning July 1, 1995, by contributing to the Plan on a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code. After-tax contributions ceased June 30, 1995.

(6)     Financial Instruments

     The following disclosure of information regarding estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Discussion About Fair Value of Financial Instruments." The carrying values of financial instruments such as cash, receivables and liabilities approximate their fair values because of the nature and short maturity of these instruments. Club Corporation International common stock and short-term investments are carried at fair value.

Schedule 1

CLUBCORP STOCK INVESTMENT PLAN

Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1995







                                                                           Current
Identity of issue                 Description of investment   Cost         value
- --------------------------------  --------------------------  -----------  ----------

Common stock - Club
 Corporation International*                 3,537,855 shares  $21,645,683  35,413,929

Short-term investments - Dreyfus
 Funds                                           $1 per unit    1,474,785   1,474,785
                                                              -----------  ----------
     Total investments                                        $23,120,468  36,888,714
                                                              ===========  ==========




*Party-in-interest


See accompanying independent auditors' report.
Schedule 2

CLUBCORP STOCK INVESTMENT PLAN

Item 27(d) - Schedule of Reportable Transactions for the year ended December 31, 1995






                                                                                     Expense                 Current value
                                        Aggregate                                    incurred                asset on
                                        number of     Purchase    Selling    Lease   with         Cost of    transaction
                  Description of asset  transactions  price       price      rental  transaction  asset      date
                  --------------------  ------------  ----------  ---------  ------  -----------  ---------  -------------

Purchases:
Dreyfus Funds     Money market fund               19  $4,140,000          -       -            -  4,140,000      4,140,000

Club Corporation      35,290 shares of
  International   common stock                     2     356,782          -       -            -    356,782        356,782

Sales:
Dreyfus Funds     Money market fund               12           -  2,900,000       -            -  2,900,000      2,900,000

Club Corporation     157,398 shares of
  International   common stock                     4           -  1,500,003       -            -    985,311      1,500,003





                  Net
                  gain
                    (loss)
                  --------

Purchases:
Dreyfus Funds            -

Club Corporation
  International          -

Sales:
Dreyfus Funds            -

Club Corporation
  International    514,692



See accompanying independent auditors' report.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                      CLUBCORP STOCK INVESTMENT PLAN

                      CLUB CORPORATION INTERNATIONAL
                      Plan Administrator

Date:  June 27, 1996  By:  /s/ John H. Gray
- --------------------  -------------------------------
                      John H. Gray
                      Chief Administrative Officer
                      and Executive Vice President
                      (chief accounting officer)